Exhibit 99.90

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Address and Name of Company:

StarPoint Energy Trust
Suite 3900, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Item 2.	Date of Material Change:

January 28, 2005

Item 3.	News Release:

A Press Release was issued by StarPoint Energy Trust (“StarPoint”) on January 28, 2005 through Canada NewsWire at Calgary, Alberta.

Item 4.	Full Description of Material Change:

StarPoint is pleased to announce the closing of its previously announced $60 million acquisition of the issued and outstanding shares of four private corporations which together owned 100% of the interests in the Selkirk Energy Partnership (“Selkirk”). On this basis, StarPoint has acquired 100% of Selkirk and its interests. The primary asset involves a high quality, long life, liquids rich, tight natural gas pool located in the Deep Basin of N.W. Alberta.

Item 5.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 6.	Omitted Information:

Not applicable

Item 7.	Executive Officer:

Brett Herman
Vice President, Finance and C.F.O.
Phone: (403) 268-7800

Item 8.	Date of Report:

February 1, 2005